VIA EDGAR

September 24, 2021

Mr. Ryan Sutcliffe

Mr. Ken Ellington

U.S. Securities and Exchange Commission (‘SEC”)

100 F Street, NE

Washington, DC 20549

Re:	Eaton Vance Floating-Rate Income Trust, POS 8c (File No. 811-21574) (the “Fund”)
Response to Staff Comments

Dear Messrs. Sutcliffe and Ellington:

This letter responds to comments you provided telephonically to the undersigned on August 30, 2021 and September 22, 2021, regarding the Fund’s registration statement filed on August 19, 2021. The comments and Fund’s responses are set forth below. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Fund’s registration statement.

Comment 1:

Please state in the narrative following the fee table that “Other Expenses” are based on estimated amounts for the current fiscal year, as required by General Instruction 6. to Item 3 of Form N-2.

Response 1:

The Fund notes that the “Other Expenses” line item set forth in the fee table is based on actual expenses incurred for the Fund’s most recently completed fiscal year, and therefore respectfully declines to add the requested language to the narrative following the fee table.

Comment 2:

Please provide the consent from the Fund’s independent registered public accounting firm prior to the acceleration request being granted.

Response 2:

The consent of the Fund’s independent registered public accounting firm will be included as an exhibit in the Fund’s next filing.

Comment 3:

Summary of Trust Expenses

a. Can the Trust explain the basis for Footnote 1, in the Base Prospectus’ Summary of Trust Expenses,

“If Common Shares are sold to or through underwriters, the Prospectus Supplement will set forth any applicable sales load.”?

b. Are common shares sold to or through underwriters? If yes, can you please point the staff to the relevant supplement and explain why the sales load is not disclosed consistent with the requirements of Form N-2?

Response 3:

a. The basis for the Summary of Trust Expenses, Footnote 1 is the Fund’s Common Shares are only offered through the Prospectus Supplement, not the Base Prospectus. As such the Prospectus Supplement includes the sales load information. As explained further in the Fund’s Base Prospectus’ Plan of Distribution section, “The Trust may sell the Common Shares being offered under this Prospectus in any one or more of the following ways: (i) directly to purchasers; (ii) through agents; (iii) to or through underwriters; or (iv) through dealers. The Prospectus Supplement relating to the Offering will identify any agents, underwriters or dealers involved in the offer or sale of Common Shares, and will set forth any applicable offering price, sales load, fee, commission or discount arrangement between the Trust and its agents or underwriters, or among its underwriters, or the basis upon which such amount may be calculated, net proceeds and use of proceeds, and the terms of any sale.”

b. The Plan of Distribution section in the Fund’s Base Prospectus identifies a broker-dealer that has entered into selected dealer agreements relating to this at-the-market offering. In line with industry practice, the Prospectus Supplement is filed with the SEC via Edgar under Rule 424(b)(2) after the Fund has been declared effective by the SEC and includes the sales load information consistent with the requirements of Form N-2.

Comment 4:

Please clarify disclosure in the Statement of Additional Information (“SAI”) that investments in sovereign debt of any single foreign country is considered investments in a single industry for concentration purposes per the Dear Registrant Letter dated January 3, 1991.

Response 4:

The Fund respectfully declines to clarify disclosure in the SAI relating to investments in sovereign debt of any single foreign country being considered investments in a single industry for concentration purposes. We believe the Fund’s disclosure in the SAI is consistent with the requirements of Section 8(b)(1)(E) of the Investment Company Act of 1940 and Form N-2. In addition, the Fund notes that the Dear Registrant Letter that the Staff references was rescinded on June 1, 1998 with the effectiveness of amendments to Form N-1A. However, the Fund can confirmed it does not intend to invest 25% or more of its assets in sovereign debt issued by any single foreign government.

Comment 5:

Please note the Fund must disclose if it intends to invest in greater than 25% of net assets in sovereign debt of a single foreign government.

Response 5:

The Fund acknowledges this comment.

Comment 6:

If the Fund invests in emerging market countries, please disclose the method the Fund uses to determine if the country is an emerging market.

Response 6:

The Fund does not invest in emerging market countries as a principal investment practice.

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Comment 7:

Credit Facility

a. Please provide the Fund’s credit facility agreement in accordance with Item 25.2 k of Form N-2, which states, “Copies of all other material contracts not made in the ordinary course of business that are to be performed in whole or in part after the date of filing the registration statement.”

b. Please provide additional details related to the following statement under Credit Facility in the Fund’s Prospectus, “In addition, the credit facility/program contains covenants that, among other things, limit the Trust’s ability to pay dividends in certain circumstances, incur additional debt, enter into a new investment advisory agreement without the consent of the lenders, change its fundamental investment policies and engage in certain transactions, including mergers and consolidations, and may require asset coverage ratios in addition to those required by the 1940 Act.”

c. Please provide an explanation to following statement under Credit Facility in the Fund’s Prospectus, “The credit facility/program contains customary covenant, negative covenant and default provisions.”

Response 7:

a. The Fund respectfully declines to include the credit facility agreement as an exhibit to the filing pursuant to Form N-2, Item 25.2k, as the agreement is made in the ordinary course of the Fund’s business. The Fund employees leverage, including borrowing under this credit facility, to implement its investment strategy. Supplementary, the Fund has filed with the SEC a redacted version of the credit facility agreement in connection with the Fund’s Tender Offer Statement on SC TO-I. Please see the attached link to the relevant SEC filing.

b. The Fund believes its current disclosure is appropriate, and consistent with industry practice, as such the Fund respectfully declines this comment. Supplementary, please see Response 7a above.

c. The Fund believes its current disclosure is appropriate, and consistent with industry practice, as such the Fund respectfully declines this comment. Supplementary, please see Response 7a above.

Comment 8:

In the Fund’s Statement of Additional Information, under Portfolio Trading, please provide for fiscal years end May 31, 2020 and 2019, the “Amount of Transactions Directed to Firm Providing Research” and the “Commission Paid on Transaction Directed to Firm Providing Research”.

Response 8:

Form N-2, Item 22.4 states “If during the last fiscal year the Registrant or its investment adviser, pursuant to an agreement or understanding with a broker or otherwise through an internal allocation procedure, directed the Registrant’s brokerage transactions to a broker because of research services provided, state the amount of the transactions and related commissions.”. Accordingly, the Fund respectfully declines to include the requested information, as it not a requirement of Form N-2.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-8655.

Very truly yours,

/s/ Jeanmarie Valle Lee

Jeanmarie Valle Lee

Vice President

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